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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jilin Chemical Industrial Company Limited

(Name of Issuer)

Ordinary Shares, Par Value RMB1.00 Per Share

(Title of Class of Securities)

477418107

(CUSIP Number)

Li Huaiqi
Secretary
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing 100011
The People's Republic of China

with a copy to:

Lee Edwards, Esq.
Shearman & Sterling LLP
Suite 2318, China World Tower II
1 Jianguomenwai Dajie,
Chaoyang District
100004 Beijing, China
(+86 10) 6505-3399

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 477418107

1.	Name of Reporting Person: PetroChina Company Limited		I.R.S. Identification Nos. of above persons (entities only): (IRS Identification Number: NOT APPLICABLE)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,396,300,000 ordinary shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,396,300,000 ordinary shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,396,300,000 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 477418107

1.	Name of Reporting Person: China National Petroleum Corporation		I.R.S. Identification Nos. of above persons (entities only): (IRS Identification Number: NOT APPLICABLE)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,396,300,000 ordinary shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,396,300,000 ordinary shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,396,300,000 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67.3%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.
     This Amendment No.1 on Schedule 13D (this “Amendment No. 1”) amends and supplements the information contained in the initial statement on Schedule 13D filed on November 12, 1999 by PetroChina Company Limited (“PetroChina”), a joint stock company with limited liability incorporated in the People’s Republic of China (the “PRC”), which name was previously translated as “China Oil and Gas Company Limited”, and relates to the ordinary shares, par value RMB1.00 per share (the “Ordinary Shares”), of Jilin Chemical Industrial Company Limited (the “Issuer” or “Jilin Chemical”), a joint stock company with limited liability incorporated in the PRC. The Ordinary Shares of the Issuer are comprised of overseas listed foreign invested shares, par value RMB1.00 per share (“H Shares”), domestic invested shares listed in mainland China, par value RMB1.00 per share (“A Shares”), and domestic state-owned shares, par value RMB1.00 per share (“State Shares”). H Shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are listed on the Hong Kong Stock Exchange and, in the form of American Depositary Shares (“ADSs”) (each ADS representing 100 H Shares), the New York Stock Exchange. A Shares are listed on the Shenzhen Stock Exchange and are not registered under Section 12 of the Exchange Act. The 2,396,300,000 State Shares outstanding are held directly by PetroChina and are not listed on any stock exchange or registered under Section 12 of the Exchange Act.
     The principal executive office of the Issuer is located at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the PRC.
Item 2. Identity and Background.
The disclosure previously contained in Item 2 is hereby replaced in its entirety with the following:
     (a) This Amendment No. 1 is being jointly filed by PetroChina and China National Petroleum Corporation (“CNPC”), a state-owned enterprise established under the laws of the PRC (together, the “Reporting Persons” and each, a “Reporting Person”).
     Effective as of October 1, 1994, the Issuer was established as a wholly-owned subsidiary of Jilin Chemical Group Corporation (“Jilin Group”). Until July 1998, Jilin Group was a state-owned enterprise under the administrative control of the Jilin Provincial Government. In July 1998, as a result of the restructuring of the PRC petrochemical and chemical industries approved by the PRC State Council, Jilin Group became a wholly-owned subsidiary of CNPC. Effective November 5, 1999, as part of a reorganization of CNPC, Jilin Group transferred to PetroChina all of its ownership interest in the Issuer as represented by the State Shares.
     PetroChina was established on November 5, 1999 with CNPC as its sole promoter. As of October 30, 2005, CNPC owned 157,922,077,818 state-owned shares of PetroChina, representing approximately 88.2% of the outstanding share capital of PetroChina.
     (b)-(c) The principal office of PetroChina is at 16 Andelu, Dongcheng District, Beijing, 100011, the PRC. PetroChina is principally engaged in the business of the exploration,

development and production of crude oil and natural gas, the refining, transportation storage and marketing of crude oil and petroleum products, the production and sale of chemicals and the transmission, marketing and sale of natural gas in China.
     The principal office of CNPC is at 6, Liupukang Jie, Xicheng District, Beijing, 100724, the PRC. CNPC is principally engaged in crude oil and natural gas exploration and production business activities outside the PRC and limited chemicals production and retail of refined products.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Set forth on Schedule A to this Amendment No. 1, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship, of each executive officer and director of each of the Reporting Persons.
     During the last five years, to the best knowledge of the Reporting Persons, none of the individuals on Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The disclosure previously contained in Item 3 is hereby replaced in its entirety with the following:
     On October 31, 2005, PetroChina announced its intention (subject to the satisfaction or, if permissible, waiver of the pre-conditions described below) to make a voluntary conditional offer, which is intended to be made by Citigroup Global Markets Asia Limited on behalf of PetroChina, to acquire all of the outstanding H Shares, including all of the outstanding ADSs (the “H Share Offer”). Subject to the H Share Offer becoming unconditional in all respects, PetroChina intends to make a voluntary conditional offer in the PRC to acquire all of the outstanding A Shares (the “A Share Offer” and, together with the H Share Offer, the “Offer”). Pursuant to the A Share Offer, each holder of A Shares will be entitled to receive RMB5.25 in cash for each A Share tendered in the A Share Offer. Pursuant to the H Share Offer, (i) each holder of H Shares will be entitled to receive, for each H Share tendered in the H

Share Offer, HK$2.80 in cash, and (ii) each holder of ADSs will be entitled to receive, for the H Shares underlying each ADS tendered in the H Share Offer, HK$280.00 in cash.
     The making of the Offer is subject to the pre-conditions (the “Pre-Conditions”), namely, the receipt of (i) the requisite approvals of the China Securities Regulatory Commission (“CSRC”) of the Offer under the PRC Securities Law and the Administrative Measures on Acquisitions of Listed Companies administered by the CSRC, and of the Hong Kong Securities and Futures Commission (“SFC”) in respect of the H Share Offer under the Hong Kong Code on Takeovers and Mergers; (ii) all regulatory relief or exemptions from the CSRC, the SFC and the United States Securities Exchange Commission necessary for the Offer to be made in compliance with the regulatory regimes of Mainland China, Hong Kong and the United States; and (iii) all other requisite authorisations and approvals from other governmental entities on terms satisfactory to PetroChina (other than such authorisations and approvals that, if not obtained, would not have a material adverse effect on the business of Jilin Chemical or on the ability of PetroChina to proceed with or consummate the Offer).
     The H Share Offer is subject to the following conditions: (i) the passing of a resolution approving the voluntary withdrawal of the listing of H Shares from the Hong Kong Stock Exchange at a special general meeting of the shareholders of the Issuer to be convened for this purpose by the holders of H Shares (“H Shareholders”), other than PetroChina and persons acting in concert with PetroChina, subject to (A) approval by at least 75 per cent. of the votes attaching to the H Shares held by persons other than PetroChina and persons acting in concert with PetroChina (the “Disinterested Shares”) that are cast either in person or by proxy and (B) the number of votes cast against the resolution being not more than 10 per cent. of the votes attaching to all Disinterested Shares, and (ii) minimum valid acceptances of the H Share Offer being received (and not, where permitted, withdrawn) in respect of not less than 66 2/3 per cent. in nominal value of the H Shares, including the H Shares represented by the ADSs, carrying voting rights then exercisable at a general meeting of H Shareholders. The A Share Offer is subject to the H Share Offer becoming unconditional in all respects.
     Following the satisfaction of the Pre-conditions and the conditions of the H Share Offer, the H Share Offer will become unconditional in all respects and the listings of the H Shares and the ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, will be withdrawn. The condition of the A Share Offer will be satisfied once the H Share Offer becomes unconditional in all respects, and trading in the A Shares on the Shenzhen Stock Exchange will cease.
     If the Pre-Conditions are satisfied (or, if permissible, waived) on or before December 31, 2005 or such later date as PetroChina, with the consent of the Executive Director of the Corporate Finance Division of the SFC and the CSRC may agree (the “First Long Stop Date”), PetroChina will issue a press announcement as soon as practicable thereafter. If the Pre-Conditions are not satisfied by the First Long Stop Date, the Offer will not be made (unless PetroChina waives the Pre-Conditions or extends the First Long Stop Date, in each case with the consent of the regulatory authorities) and the Jilin shareholders will be notified in accordance with the applicable laws, regulations and rules in Hong Kong, Mainland China and the United States as soon as practicable thereafter.

     The consideration payable to holders of A Shares, H Shares and ADSs in the Offer will be paid using readily available funds of PetroChina. On the basis of the cash consideration of RMB5.25 per A Share, the total amount of funds required by PetroChina to purchase all of the A Shares is approximately RMB1,050 million. On the basis of the cash consideration of HK$2.80 per H Share (or HK$280.00 per ADS), the total amount of funds required by PetroChina to purchase all of the H Shares (including the H Shares represented by the ADSs) is approximately HK$2,701 million.
     The foregoing summary of the Offer and all related matters is qualified in its entirety by reference to the full text of the joint announcement, dated October 28, 2005, by PetroChina and the Issuer regarding the Offer, a copy of which is included as Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.
Item 4. Purpose of Transaction.
The disclosure previously contained in Item 4 is hereby replaced in its entirety with the following:
     The purpose of the Offer is to acquire all of the Ordinary Shares not already owned by PetroChina. Upon completion of the Offer and subject to obtaining the necessary levels of acceptances to the Offer, it is the intention of PetroChina that Jilin Chemical will be privatized and delisted from the Hong Kong Stock Exchange, the Shenzhen Stock Exchange and the New York Stock Exchange. PetroChina expects that the Offer and the privatization of Jilin Chemical will result in the H Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     The foregoing summary of the Offer and the delisting of the Issuer and all related matters is qualified in its entirety by reference to the full text of the joint announcement, dated October 28, 2005, by PetroChina and the Issuer regarding the Offer, a copy of which is included as Exhibit 1 to this Amendment No. 1 and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
The disclosure previously contained in Item 5 is hereby replaced in its entirety with the following:
     (a) PetroChina beneficially owns 2,396,300,000 State Shares, representing approximately 67.3% of all of the issued and outstanding Ordinary Shares of the Issuer. As a result, CNPC is a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act of 1934, of 2,396,300,000 State Shares, representing approximately 67.3% of all the issued and outstanding Ordinary Shares of the Issuer. The calculation of the foregoing percentage is based on the number of Ordinary Shares of the Issuer outstanding as of April 29, 2005 as disclosed by the Issuer in its annual report on Form 20-F for the annual period ended December 31, 2004, as filed with the Securities and Exchange Commission on May 19, 2005. The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.

     Except as disclosed in Schedule A to this Amendment No. 1, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A beneficially owns any shares of the Issuer or has the right to acquire any shares of the Issuer.
     (b) PetroChina has the direct power to vote or to direct the vote, and the direct power, subject to approval by the PRC government, to dispose or direct the disposition of 2,396,300,000 State Shares. CNPC has the indirect power, through its direct control of PetroChina, to vote or to direct the vote, and the power, subject to approval by the PRC government, to dispose or direct the disposition of 2,396,300,000 State Shares. The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference.
     Except as disclosed in Schedule A to this Amendment No. 1, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A presently has the sole or shared power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of the Issuer which they may be deemed to beneficially own.
     (c) Neither PetroChina nor CNPC has effected any transaction involving the Ordinary Shares of the Issuer during the past 60 days. Except as disclosed in Schedule A to this Amendment No.1, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A has effected any transaction in the Ordinary Shares during the past 60 days.
     (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,396,300,000 State Shares.
     Except as disclosed in this Item 5(d) or in Schedule A to this Amendment No.1, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
The disclosure previously contained in Item 6 is hereby replaced in its entirety with the following:
     Except as provided in this Amendment No. 1 or incorporated by reference in this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A to this Amendment No. 1 or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named on Schedule A to this Amendment No. 1 and any other person with respect to any of the Ordinary Shares of the Issuer, including, but not limited to, transfer or voting of any of the Ordinary Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Announcement by PetroChina Company Limited and Jilin Chemical Industrial Company Limited, dated October 28, 2005

2	Joint Filing Agreement, dated as of October 31, 2005, among PetroChina Company Limited and China National Petroleum Corporation

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:
October 31, 2005

PETROCHINA COMPANY LIMITED

/s/ Jiang Jiemin

Name:	Jiang Jiemin
Title:	Vice Chairman and President

CHINA NATIONAL PETROLEUM CORPORATION

/s/ Chen Geng

Name:	Chen Geng
Title:	President

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
     The following tables replace in its entirety the “List of Directors and Senior Officers of China Oil and Gas Company Limited” included as Exhibit A to the Schedule 13D filed on November 12, 1999 by PetroChina.
     The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of PetroChina. Unless otherwise indicated, the business address of each such person is c/o PetroChina, 16 Andelu, Dongcheng District, Beijing, 100011, the People’s Republic of China and, except for Mr. Chee-Chen Tung, who is a resident of Hong Kong, and Mr. Franco Bernabè, who is a citizen of Italy, each person is a citizen of the People’s Republic of China.

Name	Title
Chen Geng	Chairman of the Board of Directors
Jiang Jiemin	Vice Chairman of the Board of Directors and President
Ren Chuanjun	Vice Chairman of the Board of Directors
Su Shulin	Director and Senior Vice President
Zheng Hu	Director
Zhou Jiping	Director
Duan Wende	Director and Vice President
Gong Huazhang	Director
Wang Fucheng	Director and Vice President
Zou Haifeng*	Director
Chee-Chen Tung	Independent Non-Executive Director
Liu Hongru	Independent Non-Executive Director
Franco Bernabè	Independent Non-Executive Director
Li Huaiqi	Secretary to the Board of Directors
Wang Guoliang	Chief Financial Officer
Liu Baohe	Vice President
Jia Chengzao	Chief Geologist

*	Zou Haifeng is the beneficial and registered owner of 3,550 A Shares, representing an aggregate of 3,550 Ordinary Shares.
     The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of CNPC. Unless otherwise indicated, the business address of each such person is at 6, Liupukang Jie, Xicheng District, Beijing, 100724, the People’s Republic of China and each person is a citizen of the People’s Republic of China.

Name	Title
Chen Geng	President
Jiang Jiemin	Vice President
Ren Chuanjun	Vice President
Su Shulin	Vice President
Zheng Hu	Vice President
Zhou Jiping	Vice President
Duan Wende	Vice President
Wang Yilin	Vice President
Gong Huazhang	General Accountant

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Announcement by PetroChina Company Limited and Jilin Chemical Industrial Company Limited, dated October 28, 2005

2	Joint Filing Agreement, dated as of October 31, 2005, among PetroChina Company Limited and China National Petroleum Corporation